UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RMR HOSPITALITY AND REAL ESTATE FUND

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74963J108

(CUSIP Number)

Adrian Overstreet, as Trustee

5305 Arbutus Cove

Austin, Texas 78746

(512) 327-3133

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74963J108

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Adrian Overstreet, as Trustee of the Charitable Trust, pursuant to Article V of the RMR Hospitality and Real Estate Fund’s Agreement and Declaration of Trust, dated January 27, 2004, as amended

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power at least 124,870

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person at least 124,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) at least 5.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74963J108

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the Common Shares, par value $0.001 per share (the “Common Shares”), of RMR Hospitality and Real Estate Fund, a Massachusetts business trust (the “Fund”). The principal executive offices of the Fund are located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.	Identity and Background

This Statement is being filed on behalf of Adrian Overstreet as trustee of the charitable trust (the “Charitable Trustee”), pursuant to Article V of the Fund’s Agreement and Declaration of Trust, dated January 27, 2004, as amended (the “Declaration of Trust”).

(a)-(c) The address of the principal business office of the Charitable Trustee is 5305 Arbutus Cove, Austin, Texas 78746.  Mr. Overstreet’s present principal occupation/employment is attorney and private investor.

(d)-(e) During the last five years, Mr. Overstreet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Overstreet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Overstreet is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to Article V of the Declaration of Trust, with certain exceptions, shareholders of the Fund are prohibited from beneficially owning in excess of 9.8% of the outstanding Common Shares (the “Ownership Limitation”).  Article V of the Declaration of Trust further provides that Common Shares owned in excess of the Ownership Limitation are subject to transfer to a charitable trust, and the charitable trust acquires certain rights with respect to those excess shares.

Based on information made known to me, including the Schedule 13D filed by Bulldog Investors General Partnership (“Bulldog”) with the Securities and Exchange Commission (the “SEC”) on June 5, 2006, and the Amendment Nos. 1, 2, 3 and 4 thereto filed by Bulldog with the SEC on August 1, 2006, November 9, 2006, November 17, 2006 and February 5, 2007, respectively (collectively, the “Bulldog Schedule 13D”), Bulldog, Mr. Phillip Goldstein and certain of their affiliates (collectively, the “Bulldog Group”) claimed to beneficially own as of December 11, 2006, the record date for the Fund’s 2007 annual meeting of shareholders (the “Record Date”), at least 368,400 Common Shares or approximately 14.8% of the Common Shares outstanding on such date.  Based on the Fund’s proxy statement relating to the Fund’s 2007 annual meeting of shareholders filed with the SEC on January 29, 2007, as of the Record Date, there were 2,485,000 Common Shares outstanding.  Accordingly, as of the Record Date, the Ownership Limitation was 243,530 Common Shares.  Therefore, the Bulldog Group claimed beneficial ownership of at least 124,870 Common Shares in excess of the Ownership Limitation (such amount, the “Bulldog Group Excess Shares”).

On December 6, 2006, pursuant to Article V of the Declaration of Trust, the Fund’s Board of Trustees appointed the Charitable Trustee.  According to the Amendment No. 4 to Schedule 13D filed by Bulldog with the SEC on February 5, 2007, the Bulldog Group sold 125,000 Common Shares on February 2, 2007.  Pursuant to Article V of the Declaration of Trust, at the Fund’s 2007 annual meeting of shareholders held on March 8, 2007, the Charitable Trustee voted the Bulldog Group Excess Shares.

No funds were used by the Charitable Trustee in its acquisition of the Bulldog Group Excess Shares.

CUSIP No. 74963J108

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated herein by reference.  Pursuant to Article V of the Declaration of Trust, the Charitable Trustee obtained rights to the Bulldog Group Excess Shares afforded to the Charitable Trustee pursuant to that article.  Pursuant to Article V of the Declaration of Trust, to the extent the Bulldog Group or other persons were to acquire Common Shares or other Fund securities in violation of the Ownership Limitation, the Charitable Trustee may obtain additional beneficial ownership of Common Shares or obtain ownership of other Fund securities.  The Charitable Trustee did not pay any consideration in connection with the Bulldog Group Excess Shares.  The Charitable Trustee reserves the right to take such action as the Charitable Trustee deems appropriate with regard to the Bulldog Excess Shares.

Item 5.	Interest in Securities of the Issuer

(a), (b) and (d)    As disclosed in Item 3, based on information made known to me, including the Bulldog Schedule 13D, as of the Record Date, the Bulldog Group claimed beneficial ownership of 124,870 Common Shares in excess of the Ownership Limitation.  Those excess shares represent approximately 5.0% of the Common Shares outstanding.  Article V of the Declaration of Trust grants the Charitable Trustee certain rights with respect to the Bulldog Group Excess Shares, including rights with respect to voting, dividends and disposition.  Pursuant to Article V of the Declaration of Trust, the Charitable Trustee voted those excess shares at the Fund’s 2007 annual meeting of shareholders.  Pursuant to Article V of the Declaration of Trust, to the extent the Bulldog Group or other persons were to acquire Common Shares or other Fund securities in violation of the Ownership Limitation, the Charitable Trustee may obtain additional beneficial ownership of Common Shares or obtain ownership of other Fund securities.

(c) The response to Item 3 is incorporated herein by reference.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 are incorporated herein by reference.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Charitable Trustee and any person with respect to any securities of the Fund.

Item 7.	Material to Be Filed as Exhibits
	Exhibit Number	Exhibit Name
	1	RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust, dated January 27, 2004, as amended.

CUSIP No. 74963J108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2007

/s/ Adrian Overstreet
Name: Adrian Overstreet, as Trustee of the Charitable Trust, pursuant to Article V of the RMR Hospitality and Real Estate Fund’s Agreement and Declaration of Trust, dated January 27, 2004, as amended

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1	RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust, dated January 27, 2004, as amended.